Simpson Thacher & Bartlett llp

425 lexington avenue new york, ny 10017-3954

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

VIA EDGAR

June 15, 2021

Re:	Bright Health Group, Inc. Registration Statement on Form S-1 Filed June 15, 2021 CIK No. 0001671284

Eric Envall

J. Nolan McWilliams

Mark Brunhofer

Sharon Blume

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Bright Health Group, Inc. (the “Company”), we hereby transmit via EDGAR for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form S-1 (Form No. 333-256286) (the “Registration Statement”) relating to the proposed offering of the Company’s common stock. The Company has revised the Registration Statement to reflect changes in the sections entitled “Summary Historical and Pro Forma Consolidated Financial and Other Data,” “Capitalization,” “Dilution,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s unaudited condensed consolidated financial statements, in each case, in response to oral comments from the staff on June 11, 2021, as well as to provide certain other updates with respect to the offering and the Company, including changes previously provided to the staff of the via a correspondence letter dated June 10, 2021.

* * * * * * *

Securities and Exchange Commission	-2-	June 15, 2021

Please do not hesitate to call William Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Bright Health Group, Inc.

G. Mike Mikan

Catherine R. Smith

Keith Nelsen

Goodwin Procter LLP

Bradley C. Weber

Gregg L. Katz

Kim S. de Glossop